SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 --------------
                                   SCHEDULE TO
                                 (Rule 14d-100)


           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 2)

                                 --------------
                                  GENESYS S.A.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------
          OFFER TO GRANT ELIGIBLE EMPLOYEES THE OPPORTUNITY TO RENOUNCE
                       THE BENEFIT OF OUTSTANDING OPTIONS
                       GRANTED TO SUCH ELIGIBLE EMPLOYEES
                 UNDER GENESYS S.A'S STOCK INCENTIVE PLAN AND/OR
                        THE 1998 FRENCH STOCK OPTION PLAN
                                 FOR NEW OPTIONS
                         (Title of Class of Securities)

                                 --------------
                                    [_______]
                (CUSIP Number of Underlying Class of Securities)



                                Mr. Patrick Janel
                                  Genesys S.A.
                                   L'Acropole
                           954-980 Avenue Jean Mermoz
                       CS 69004 34967, Montpellier Cedex 2
                                     France
                          Telephone: +33 4 99 13 27 93
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 --------------
                                    Copy to:
                              Deborah E. Kurtzberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2466



         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-l.
         [X] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to schedule 13D under Rule 13d-2.
         [_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

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

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Genesys S.A, a corporation organized under the laws of France ("Genesys" or the "Company"), relating to the offer by Genesys to eligible employees of the opportunity to renounce the benefit of their outstanding eligible options for new options to purchase ordinary shares of the Company, (euro)5 nominal value (the "Ordinary Shares"), to be granted under the Company's Stock Incentive Plan and/or the 1998 French Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Grant, dated November 19, 2002 and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.


Item 10.  Financial Statements.

Item 10 of the Tender Offer Statement is amended to add the following sentence:

The information set forth in Exhibit (a)(6) identified in Item 12 and attached hereto is also incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibits (a)(5), (a)(6), and (a)(7), which are attached hereto, as follows:

         (a)(5)  Press Release
         (a)(6)  Supplemental and Revised Information Concerning Offer to Grant
         (a)(7) Form of E-Mail to Employees Regarding Acceptance of Renounced Options

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           Genesys S.A.


                                           /s/  Francois Legros
                                           -------------------------------------
                                           Name: Francois Legros
                                           Title:  Chairman and Chief Executive
                                           Officer
Date: December 4, 2002

                                INDEX TO EXHIBITS

Exhibit
Number     Description
-------    -----------

(a)(5)     Press Release
(a)(6)     Supplemental and Revised Information Concerning Offer to Grant
(a)(7)     Form of E-Mail to Employees Regarding Acceptance of Renounced Options